Rochester RESOURCES LTD.

TSX Venture: RCT
OTCBB: RCTFF
Frankfurt: R5I

Suite 1305, 1090 W. Georgia, Vancouver, British Columbia ■ Tel: 604.685.9316 ■ Fax: 604.683.1585

NEWS RELEASE **FEBRUARY 12, 2008**

ROCHESTER STAKES ADDITIONAL GROUND IN NAYARIT, MEXICO

Vancouver, Canada - Rochester Resources Ltd. (TSXV: RCT; OTCBB: RCTFF and Frankfurt: R5I): is pleased to announce that it has staked, and now holds a 100% interest in an additional 13,164 hectares in Nayarit, Mexico. The El Cora Property comprises 1,568 hectares contiguous to the northwest of the Santa Fe Property (70% interest). Additionally, the Company has staked The El Cora II claims (11,596 hectares) which are contiguous to the north and to the west of both the Santa Fe and Mina Real Properties (100% interest). This brings Rochester's total land package to over 24,000 hectares. (See Figure 1).

"The addition of these claims consolidates the entire land package that we feel host the epithermal vein systems we are targeting. This area is highly prospective for epithermal vein systems as we have identified 36 to date at both our Mina Real and Santa Fe Projects. The exploration potential at our projects remains significant and this staking of additional ground will ensure Rochester retains control of the area," commented Dr. Parra.

ON BEHALF OF THE BOARD

"Dr. Alfredo Parra"
Dr. Alfredo Parra, President and CEO

Investor information contact:

Empire Communications Inc.
Tel: 1-866-841-0068
Email: info@rochesterresourcesltd.com
Website: www.rochesterresourcesltd.com

Rochester Resources Ltd.

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental range. This is the largest epithermal precious metal region in the world, hosting a majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution. We have identified 36 vein structures on our two Projects (Mina Real and Santa Fe) and recently embarked on an aggressive follow-up exploration

program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects. Rochester is well positioned to advance its Projects and can very quickly become significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

To view further information please visit our website at:

www.rochesterresources.com

Forward Looking Statements
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Figure 1

